Filed Pursuant to Rule 424(b)(2)

Registration No. 333-142335

PROSPECTUS SUPPLEMENT

(To Prospectus dated July 19, 2007

2,856,697 SHARES

PURE CYCLE CORPORATION

COMMON STOCK

Pure Cycle Corporation is offering 1,200,000 of the shares of common stock to be sold in the offering.  The selling stockholders are offering an additional 1,656,697 shares to be sold in the offering.  We will not receive any of the proceeds from the shares of common stock sold by the selling stockholders.

Pure Cycle Corporation’s common stock is listed on the NASDAQ Capital Market under the symbol “PCYO.”  On July 23, 2007, the last reported sales price of our common stock on the NASDAQ Capital Market was $7.67 per share.

For a discussion of certain risks that should be considered by prospective investors, see “Risk Factors” beginning on page 5 of the accompanying prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete.  Any representation to the contrary is a criminal offense.

	Per Share	Total
Public offering price	$7.75	$22,139,402
Broker’s commission	.155	442,788
Proceeds, before expenses, to Pure Cycle	7.595	9,114,000
Proceeds, before expenses, to selling stockholders	7.595	12,582,614

Delivery of the shares will be made on or about July 27, 2007.

The date of this Prospectus Supplement is July 24, 2007.

Wm Smith Securities	Flagstone Securities, LLC

Placement Agents

TABLE OF CONTENTS

PROSPECTUS SUPPLEMENT

As used in this prospectus supplement, the terms “Pure Cycle,” “we,” “our,” “ours” and “us” refer to Pure Cycle Corporation.  When we refer to “shares” throughout this prospectus supplement, we include all rights attaching to our shares of common stock under any stockholder rights plan then in effect.

ABOUT THIS PROSPECTUS SUPPLEMENT

This prospectus supplement and the accompanying prospectus dated July 19, 2007 are part of a registration statement on Form S-3 (File No. 333-142335) we filed with the Securities and Exchange Commission using a “shelf” registration process.  Under this “shelf” registration process, we may from time to time sell securities described in the accompanying prospectus in one or more offerings.  This document consists of two parts.  The first part is this prospectus supplement, which describes the specific terms of our common stock offering.  The second part is the accompanying prospectus, which provides more general information.  This prospectus supplement and the accompanying prospectus include important information about us, our common stock and other information you should know before investing.  This prospectus supplement also adds, updates and changes information in the accompanying prospectus.

You should rely only on the information in this prospectus supplement, the accompanying prospectus, documents we incorporate by reference, and any free writing prospectus prepared by or on behalf of us.  Neither we nor the selling stockholders have authorized anyone to provide you with different information.  If anyone provides you with different or inconsistent information, you should not rely on it.  If the information in this prospectus supplement or any free writing prospectus we may authorize to be delivered to you differs in any way from the information contained in the accompanying prospectus, you should rely on the information in this prospectus supplement or the free writing prospectus.  Before purchasing our common stock, you should carefully read this prospectus supplement and the accompanying prospectus together with the additional information about us described under “Where You Can Find More Information” in the accompanying prospectus.

PROSPECTUS SUPPLEMENT SUMMARY

The Offering

Common stock offered by Pure Cycle	1,200,000	shares
Common stock offered by selling stockholders	1,656,697	shares
Total shares offered	2,856,697	shares
Common stock outstanding after the offering	19,851,177	(1)

(1)             Excludes 276,753 shares of common stock reserved for issuance upon the exercise of outstanding stock options and warrants at exercise prices ranging from $1.80 to $13.33 per share.

Use of Proceeds

The proceeds of this offering from the sale of common stock by us, net of the broker’s commission and before expenses, will be approximately $9,114,000. The net proceeds will be used to pay outstanding indebtedness, for water system expenditures, and for working capital and other general corporate purposes, including acquisitions and to buy out third party rights to receive proceeds from the sale of Export Water, to the extent such rights are available on acceptable terms. We have currently reached agreements in principle which would result in us spending approximately $2,600,000 from the offering proceeds to purchase such third party rights.

We will not receive any proceeds from the sale of common stock by the selling stockholders.

Risk Factors	An investment in the shares involves a high degree of risk. Please refer to “Risk Factors” beginning on page 5 of the accompanying prospectus for factors you should consider.

NASDAQ Capital Market Symbol	PCYO

CAPITALIZATION

The following table sets out our capitalization as of May 31, 2007 on an actual basis and as adjusted to give effect to the receipt of net proceeds of this offering.  This table should be read in conjunction with our audited financial statements contained in our annual report on Form 10-K, as amended, for the year ended August 31, 2006, and our unaudited financial statements contained in our quarterly reports on Form 10-Q, as amended, for the quarters ended November 30, 2006, February 28, 2007, and May 31, 2007.

	As of May 31, 2007
	Actual	As Adjusted(1)
Cash, cash equivalents, and marketable securities	$1,229,233	$10,343,233
Stockholders’ equity
Preferred stock:
Par value $.001 per share, 25 million shares authorized; Series B — 432,513 shares issued and outstanding (liquidation preference of $432,513)	433	433
Common stock:
Par value 1/3 of $.01 per share, 40 million shares authorized; 18,651,177 shares outstanding and 19,851,177 shares outstanding	62,917	66,917
Additional paid-in capital	81,542,905	90,652,905
Treasury stock, at cost, 222,611 shares of common	(1,719,952)	(1,719,952)
Accumulated comprehensive income	5,404	5,404
Accumulated deficit	(30,144,421)	(30,144,421)
Total stockholders’ equity	49,747,286	58,861,286
Total liabilities and stockholders’ equity	$106,264,070	$115,378,070

(1)             Amounts shown reflect the issuance of 1,200,000 shares at an offering price of $7.75 per share.  Amounts shown are net of the broker’s commission and before expenses.

PRICE RANGE OF COMMON STOCK

Our common stock is traded on the NASDAQ Capital Market.  The following table shows, for the periods indicated, the high and low reported sales prices per share for our common stock as reported by NASDAQ.

	High	Low
2007
First Quarter	$9.74	$6.41
Second Quarter	9.32	7.60
Third Quarter	9.74	6.41
Fourth Quarter (through July 23, 2007)	8.18	7.21
2006
First Quarter	8.00	5.56
Second Quarter	11.88	6.61
Third Quarter	14.48	9.57
Fourth Quarter	11.23	7.67
2005
First Quarter	9.40	7.05

Second Quarter	9.50	6.30
Third Quarter	7.85	3.06
Fourth Quarter	8.90	6.57

SELLING STOCKHOLDERS

Other than High Plains A&M, LLC, all of the selling stockholders listed under “Selling Stockholders” in the accompanying prospectus are selling all of their registered shares pursuant to this prospectus supplement.  High Plains A&M, LLC is not selling any of its shares at this time.  Following completion of the offering described in this prospectus supplement, High Plains A&M, LLC will continue to hold 750,000 registered shares of our common stock which may be sold pursuant to the accompanying prospectus.

PLAN OF DISTRIBUTION

The shares are being offered on a best efforts basis subject to the terms and conditions described in a placement agent agreement among us, the selling stockholders, and the firms of Wm Smith Securities, Incorporated and Flagstone Securities, LLC as exclusive placement agents (the “Placement Agents”).  The shares are being sold to a limited number of investors.  The price was negotiated between such investors and us or the selling stockholders, as applicable.  We have and each selling stockholder has agreed to pay the Placement Agents an aggregate amount equal to 2% of the proceeds received by us or such selling stockholder from the sale of the shares.  This will result in the Placement Agents receiving a commission of $.155 per share.

We have agreed to pay the Placement Agents an expense allowance of $5,000 on a non-accountable basis.  We have also agreed to pay all expenses in connection with (i) filing, preparing and delivering the registration statement, this prospectus supplement, the accompanying prospectus and any amendments and supplements thereto, (ii) qualifying the shares offered hereby for sale under the laws of such states as the Placement Agents may designate, (iii) the listing of the shares on the NASDAQ Capital Market, and (iv) any filing fees, disbursements and other charges of counsel for the Placement Agent incurred in registering the offering with the NASD.

We and the selling stockholders have agreed to indemnify the Placement Agents against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the Placement Agents may be required to make in respect of those liabilities.

TRANSFER AGENT

Our transfer agent is Computershare Trust Company, Inc., 350 Indiana Street, Suite 300, Golden, Colorado 80401, telephone (303) 262-0600.

PROSPECTUS

$15,000,000 (by Pure Cycle Corporation)

and

2,406,697 SHARES (by Selling Stockholders)

PURE CYCLE CORPORATION

COMMON STOCK

This prospectus relates to (i) the potential offer by Pure Cycle Corporation of shares of common stock, 1/3 of $.01 par value, with an initial aggregate offering price not to exceed $15,000,000, and (ii) the resale by the selling stockholders of up to 2,406,697 shares of common stock.  See “Selling Stockholders.”  We will not receive any of the proceeds from the shares of common stock sold by the selling stockholders.

Pure Cycle Corporation’s common stock is listed on the NASDAQ Capital Market under the symbol “PCYO.”  On July 18, 2007, the last reported sales price of our common stock on the NASDAQ Capital Market was $7.63 per share.

For a discussion of certain risks that should be considered by prospective investors, see “Risk Factors” beginning on page 4 of this prospectus.

The common stock offered by this prospectus may be offered directly or through agents or dealers.  See “Plan of Distribution.”  The names of any underwriters, dealers or agents will be included in a supplement to this prospectus, along with any applicable fee, commission or discount arrangement.

This prospectus may not be used to consummate sales of shares of common stock to be newly issued by us unless accompanied by the applicable prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete.  Any representation to the contrary is a criminal offense.

The date of this prospectus is July 19, 2007.

As used in this prospectus, the terms “Pure Cycle,” “we,” “our,” “ours” and “us” refer to Pure Cycle Corporation.  When we refer to “shares” throughout this prospectus, we include all rights attaching to our shares of common stock under any stockholder rights plan then in effect.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we have filed with the Securities and Exchange Commission (the “SEC”) using a shelf registration process.  Under this shelf registration process, we may sell shares of our common stock in one or more offerings up to a total dollar amount of $15,000,000.  Each time we sell shares with this prospectus, we will provide you with a prospectus supplement that will contain specific information about the terms of that offering including, among other things, the number of shares sold and the price.  The prospectus supplement may also add to, update or change information in this prospectus.  You should read carefully this prospectus, any prospectus supplement, and the additional information described below.

This prospectus does not contain all the information provided in the registration statement we filed with the SEC.  For further information about us or the securities offered by this prospectus, you should refer to that registration statement, which you can obtain from the SEC as described below under the heading “Where You Can Find More Information.”

FORWARD-LOOKING STATEMENTS

This prospectus, including the information incorporated by reference, contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995.  The use of any statements containing the words “anticipate,” “believe,” “estimate,” “expect,” “plan,” “intend” and similar expressions, as they relate to us, are intended to identify forward-looking statements.  Such statements include comments regarding our ability to market and sell our water in new communities.  These statements reflect our current views with respect to future events and are subject to certain risks, uncertainties and assumptions.  We cannot assure you that any of our expectations will be realized.  Factors that may cause actual results to differ materially from those contemplated by such forward-looking statements include, without limitation, the timing of development of the areas where we may sell our water, including uncertainties related to the development of projects we currently have under contract, the market price of water, changes in applicable statutory and regulatory requirements, uncertainties in the estimation of water available under decrees, costs of delivery of water and treatment of wastewater, uncertainties in the estimation of costs of construction projects, the strength and financial resources of our competitors, our ability to find and retain skilled personnel, climatic and weather conditions, labor relations, availability and cost of material and equipment, delays in anticipated permit and construction dates, environmental risks, the results of financing efforts and the ability to meet capital requirements, general economic conditions and other risks detailed in this prospectus under the heading “Risk Factors” and in our periodic report filings with the SEC.

PROSPECTUS SUMMARY

The Company

Pure Cycle Corporation is an investor owned water and wastewater service provider engaged in the design, construction, operation and maintenance of water and wastewater systems.  We incorporated in 1976 in the State of Delaware.  Our theory is that water is a precious commodity that is often undervalued and therefore used inefficiently.  We primarily operate in the Denver, Colorado metropolitan area and have assets located in the Denver area, in southeastern Colorado in the Arkansas River, and on the western slope of Colorado.  Our business practices are centered on efficient and environmentally responsible water management programs to ensure we have water to meet the long-term needs of our customers.  Utilizing our water assets, we withdraw, treat, store and deliver water to our customers.  We then collect wastewater from our customers which is treated and reused through dual distribution systems.  A dual distribution system is one in which domestic water demands and irrigation water demands are provided through separate independent infrastructure.  Our dual distribution systems promote efficient water resource management and reduce the amount of water that is “wasted” by traditional water systems which enable us to maximize the use of our valuable water supplies and allow us the ability to provide long-term water solutions on a regional basis.

Our water assets are comprised of the following annual entitlements:

•                    Approximately 60,000 acre-feet of senior 1883 water rights in the Arkansas River and its tributaries represented by over 21,600 shares of the Fort Lyon Canal Company; (ii) approximately 17,500 acres of real property; and (iii) certain contract rights, tangible personal property, mineral rights, and other water interests associated with the real property;

•                    We own approximately 11,650 acre-feet of water located at the Lowry Range Property located in Arapahoe County, Colorado, which we can “Export” from the Lowry Range Property to supply water to nearby communities and developers in need of additional water supplies (this water asset is referred to as our “Export Water”);

•                    We have the exclusive rights to use, through 2081, approximately 17,620 acre-feet of water located at the Lowry Range Property.  This water is required to be used specifically on the Lowry Range Property (collectively we refer to the 17,620 acre-feet of water designated for use on the Lowry Range Property and the 11,650 acre-feet of Export Water as our “Rangeview Water Supply”);

•                    We own, subject to receipt of a water rights deed, approximately 350 acre-feet of groundwater pursuant to an Agreement for Water Service with Arapahoe County, which will be added to our overall Denver metropolitan water supply portfolio;

•                    We own approximately 89 acre-feet of water located beneath Sky Ranch, which is a property located north of our Lowry Range property along I-70 in Colorado, together with the right to purchase an additional 671 acre-feet of water (for a total of 760 acre-feet), which will be used to provide water service to the initial 1,500 taps purchased at Sky Ranch; and

•                    We own conditional water rights in western Colorado that entitle us to build a 70,000 acre-foot reservoir to store tributary water on the Colorado River; a right-of-way permit from the U.S. Bureau of Land Management for property at the dam and reservoir site; and four tributary water wells with a theoretical capacity to produce approximately 56,000 acre-feet of water annually (collectively known as the “Paradise Water Supply”).

The Denver metropolitan region continues to experience growth and with the limited availability of new water supplies, many metropolitan planning agencies are requiring property developers to demonstrate adequate water availability prior to any consideration for zoning requests for property development.  We believe we are well positioned to market and sell our water and wastewater services to municipalities, developers and homebuilders seeking to develop new communities both within the Lowry Range Property as well as in other areas in the growing Denver metropolitan region.

Our corporate offices are located at 8451 Delaware St., Thornton, Colorado 80260.  Our telephone number is (303) 292-3456.  Our web site is http://www.purecyclewater.com.  The information on our website does not constitute part of this prospectus.

RISK FACTORS

Our business, operations, and financial condition are subject to significant risks.  We urge you to consider the following risk factors in addition to the other information contained in, or incorporated by reference into, this prospectus or any prospectus supplement.  If any of the following risks actually occur, our business, financial condition, results of operations or cash flows could be materially adversely affected.  In any such case, the trading price of our common stock could decline, and you could lose all, or a part, of your investment.

We are dependent on the development of Sky Ranch, the Lowry Range Property and other areas near our Rangeview Water Supply that are potential markets for our Export Water.

We expect that our principal source of future revenue will be from long term contracts with the State of Colorado Board of Land Commissioners (the “Land Board”), which expire in 2081 and entitle us to provide water service to approximately 24,000 of the 27,000 acres of the Lowry Range Property.  In addition to the Lowry Range, we have water service agreements with a new master planned community situated on approximately 900 acres along Interstate 70 known as Sky Ranch.  The timing and amount of these revenues will depend significantly on the development of these areas.  The Lowry Range Property is owned by the Land Board, which has been considering various development alternatives, including proposals for open space.  In June 2007, the Land Board finalized an agreement with Lend Lease Communities LLC to develop approximately 3,500 acres of the Lowry Range.  Of this, we have the right to provide service to approximately 1,200 acres.  With respect to the Lowry Range and Sky Ranch, we are dependent on the development of the property prior to us receiving revenues for water service, which development is under the control of the developers.  We are not able to determine the timing of water sales or the timing of development.  There can be no assurance that development will occur or that water sales will occur on acceptable terms or in the amounts or time required for us to support our costs of operation.  There is currently no development occurring at Sky Ranch, and the developer is considering options for the property which include partnering or the sale of the entire property.  Because of the prior use of the Lowry Range Property as a military facility, environmental clean-up may be required prior to development, including the removal of unexploded ordnance.  There is often significant delay in adoption of development plans, as the political process involves many constituencies with differing interests.  In the event water sales are not forthcoming or development of the Lowry Range Property or Sky Ranch is delayed, we may incur additional short or long-term debt obligations or seek to sell additional equity to generate operating capital until demand arises for our water assets.  If the Land Board determines to limit the use of significant portions of the Lowry Range Property for open space, it may limit our ability to fully develop our Rangeview Water Supply.

Our operations are significantly affected by the general economic conditions for real estate development and the pace and location of real estate development activities in the greater Denver metropolitan area, most particularly areas such as the Lowry Range Property and Sky Ranch which are close to our Rangeview Water Supply and are potential markets for our Export Water.  Increases in the number of our water and wastewater connections, our connection fees and our billings and collections will depend on real estate development in this area.  We have no ability to control the pace and location of real estate development activities which affect our business.

We are likely to be involved in on-going negotiation with the Land Board to clarify our rights and obligations under contracts as they relate to specific transactions we enter into or to deal with additional opportunities, and we may be subject to adverse determinations if are required to arbitrate these matters.

Our rights and obligation to our Rangeview Water Supply derive principally from an Amended and Restated Lease (the “Lease”) between the Land Board and the Rangeview Metropolitan District (the

“District”) entered into in 1996 prior to any development of the Lowry Range or of areas outside the Lowry Range that utilize our Export Water.  The terms of this agreement did not fully anticipate the specific circumstances of the development that have arisen and may not clearly delineate rights and responsibilities for the forms of transactions that may arise in the future as we enter into and negotiate agreements for sale of water.  We anticipate that we will engage in negotiations with the State Land Board from time to time to clarify the applicability of contract terms to circumstances that were not anticipated at the time the agreements were entered into.  Certain of these provisions may be material and a determination, by an arbitrator or otherwise, of positions that are not favorable to us could have a material adverse effect on our financial results.  In addition, we discuss periodically with the State Land Board opportunities for water utilization that were not available at the time of the Lease, which opportunities could be incorporated into the Lease.  We cannot assure you that we will pursue additional opportunities or that such activities will be successful.

In order to utilize the Arkansas River water acquired in fiscal 2006, we have to apply for a change of use with the Colorado water court and this may take several years to complete.

The change of use of our Arkansas River water requires a ruling by the Colorado water courts, which could take several years and be a costly and contentious effort since it is anticipated that many parties will oppose the transfer of the water.  There are several conditions which must be satisfied prior to our receiving a change of use decree for transfer of our Arkansas River water.  One condition that we must satisfy is a showing of anti-speculation in which we, as the applicant must demonstrate that we have contractual obligations to provide water service to customers prior to the water court ruling on the transfer of a water right.  The water court is also expected to limit the transfer to the “consumptive use” portion of the water right and to address changing the historic use of the water from agricultural uses to other uses such as municipal and industrial use.  We expect to face opposition to any consumptive use calculations of the historic agricultural uses of this water.  The water court may impose conditions on our transfer of the water rights such as requiring us to mitigate the loss of the farming tax base, imposing re-vegetation requirements to convert soils from irrigated to non-irrigated, and imposing water quality measures.  Any such conditions will likely increase the cost of transferring the water rights.

Valuation of the “Tap Participation Fees payable to HP A&M” contains estimates and management assumptions.  The actual results could differ significantly from those estimates

We estimated the fair value of the “Tap Participation Fees payable to HP A&M” using available historic market information and estimated future market information.  We believe the estimates we used reasonably reflect the fair value of the Tap Participation Fees as of August 31, 2006.  Estimates involve matters of uncertainty and judgment and interpreting relevant market data is inherently subjective in nature.  Many factors are necessary to estimate future market conditions, including but not limited to, supply and demand for new homes, population growth along the Front Range, cash flows, tap fee increases at our rate-based districts, and other market forces beyond our control.  The actual results could differ materially from our estimates and result in significantly higher Tap Participation Fees being paid to HP A&M than what are reflected in our balance sheet and significantly higher imputed interest being reflected on our future statements of operations associated with the Tap Participation Fees.

In the event of default by HP A&M on promissory notes secured by deeds of trust on our properties, we would be required to cure the defaults or lose the properties.

As described in our Annual Report on Form 10-K, as amended, for the year ended August 31, 2006, certain of the properties we acquired from HP A&M are subject to promissory notes secured by deeds of trust on the properties we own.  Because the likelihood of HP A&M defaulting on the notes is deemed remote, these promissory notes are not reflected on our balance sheet.  However, if HP A&M defaults on the promissory notes, we would be required to cure the notes, which have a balance of approximately $14.3 million at May 31, 2007, or lose the properties which are collateralizing the promissory notes.

Our net losses may continue and we may not have sufficient liquidity to pursue our business objectives.

We have experienced significant net losses and could continue to incur net losses.  For the years ended August 31, 2006, 2005 and 2004, we had net losses of approximately $793,000, $1,051,000 and $1,976,000, respectively, on revenues of approximately $271,700, $234,700 and $205,000, in the respective periods.  Our cash flows from operations have been insufficient to fund our operations in the past, and we have been required to raise debt and equity capital to remain in operation.  Since 1998, we have raised approximately $10.1 million through the issuance of approximately 2.5 million shares of common stock to support our operations.  Our ability to fund our operational needs and meet our business objectives will depend on our ability to generate cash from future operations.  If our future cash flow from operations and other capital resources are insufficient to fund our operations and the significant capital expenditure requirements to build our water delivery systems, we may be forced to reduce or delay our business activities, or seek to obtain additional debt or equity capital, which may not be available on acceptable terms, or at all.

The rates we are allowed to charge customers are limited by the District’s contract with the Land Board and our contract with the District and may be insufficient to cover our costs of construction and operation.

The prices we can charge for our water and wastewater services are subject to pricing regulations set in the District’s contract with the Land Board and our contract with the District.  Both the tap fees and our usage rates and charges are based on the average of the rates of our rate-based districts.  Annually we survey the tap fees and rates of our rate-based districts and set our tap fees and rates and charges based on the average of those charged by this group.  Our costs associated with the construction of water delivery systems and the production, treatment and delivery of our water are subject to market conditions and other factors, which may increase at a significantly greater rate than the prices charged by our rate-based districts.  Factors beyond our control and which cannot be predicted, such as drought, water contamination and severe weather conditions, like tornadoes and floods, may result in additional labor and material costs that may not necessarily be recoverable under our operations and maintenance contracts, creating additional differences from the costs of our rate-based districts.  Increased customer demand can also increase the overall cost of our operations.  If the costs for construction and operation of our water services, including the cost of extracting our groundwater, exceed our revenues, we may petition the Land Board for rate increases.  There can be no assurance that the Land Board would approve a rate increase beyond the average of the rate-based districts.  Our profitability could be negatively impacted if we experience an imbalance of costs and revenues and are not successful in receiving approval for rate increases.

We only have three employees and may not be able to manage the increasing demands of our expanding operations.

We expect our activities relating to the Lowry Range and/or the Sky Ranch Agreements to significantly expand our business, and we are actively pursuing additional development opportunities in areas near Sky Ranch, as well as opportunities near our recently acquired Arkansas River water.  We currently have only three employees to administer our existing assets, interface with applicable governmental bodies, market our services and plan for the construction and development of our future assets.  We may not be able to maximize the value of our water assets because of our limited manpower.  We depend significantly on the services of Mark W. Harding, our President.  The loss of Mr. Harding would cause a significant interruption of our operations.  The success of our future business development and ability to capitalize on growth opportunities depends on our ability to attract and retain additional experienced and qualified persons to operate and manage our business.  State regulations set the training, experience and qualification standards required for our employees to operate specific water and wastewater facilities.  Failure to find state-certified and qualified employees to support the operation of our facilities could put us at risk, among other things, for operational errors at the facilities, for improper billing and collection processes, and for loss of contracts and revenues.  We cannot assure you that we can successfully manage our assets and our growth.

Our business is subject to governmental regulation and permitting requirements.  We may be adversely affected by any future decision by the Colorado Public Utilities Commission to regulate us as a public utility and to impose regulation.

The Colorado Public Utilities Commission (“CPUC”) regulates investor-owned water companies that hold themselves out to the public as serving, or ready to serve, all of the public in a service area.  The CPUC regulates many aspects of public utilities’ operations, including the location and construction of facilities, establishing water rates and fees, initiating inspections, enforcement and compliance activities and assisting consumers with complaints.

Although we act as a service provider under contracts with quasi-municipal metropolitan districts that are exempt by statute from regulation by the CPUC, the CPUC could decide to regulate us as a public utility.  If this were to occur, we might incur significant expense challenging the CPUC’s assertion of authority, and we may be unsuccessful.  In the future, existing regulations may be revised or reinterpreted, and new laws and regulations may be adopted or become applicable to us or our facilities.  If we become regulated as a public utility, our ability to generate profits could be limited and we might incur significant costs associated with regulatory compliance.

There are many obstacles to our ability to sell our Paradise Water Supply.

We currently earn no revenues from our Paradise Water Supply, which as of May 31, 2007 has a recorded cost of approximately $5.5 million.  Our ability to convert our Paradise Water Supply into an income generating asset is limited.  Due to the nature of the Paradise Water rights and agreements with other western slope water interests, our use of the Paradise Water Supply is limited to opportunities along the western slope.  As part of our water court decree for the Paradise Water Supply, we are permitted to construct a storage facility on the Colorado River.  However, due to the strict regulatory requirements for constructing an on-channel reservoir, completing the conditional storage right at its decreed location could be difficult.  As a result, we cannot assure you that we will ever be able to make use of this asset or sell the water profitably.

Our Paradise Water Supply is also conditioned on a Finding of Reasonable Diligence from the water court every six years.  To arrive at that finding, a water court must determine that we continue to diligently pursue the development of the water rights, either by us or by some third party who has a contractual commitment for its use.  If the water court is unable to make such a finding, our right to the Paradise Water Supply would be lost and we would be required to impair the Paradise Water Supply asset and incur a $5.5 million charge against earnings.  The State Engineers office began its latest review of our conditional water rights in fiscal 2005.  At this time we are unable to estimate when the review will be complete or the outcome of this review.

Conflicts of interest may arise relating to the operation of the District.

Our officers, employees and a significant stockholder constitute a majority of the directors of the District, and Pure Cycle, along with our officers, employees, significant stockholder and one unrelated individual, own as tenants in common, the 40 acres that form the District.  Pursuant to State law, directors receive

$75 for each board meeting or a maximum compensation of $1,200 per year.  We have made loans to the District to fund its operations.  At May 31, 2007, total principal and interest owed to us by the District was approximately $469,800.  The District is a party to our agreements with the Land Board and receives fees of 5% of the revenues from the sale of water on the Lowry Range Property and will hold title to the retail water distribution system at the Sky Ranch development.  Proceeds from the fee collections will initially be used to repay the District’s obligations to us, but after these loans are repaid, the District is not required to use the funds to benefit Pure Cycle.  We have received benefits from our activities undertaken in conjunction with the District, but conflicts may arise between our interests and those of the District, and with our officers who are acting in dual capacities in negotiating contracts to which both we and the District are parties.  We expect that the District will expand when more properties are developed and become part of the District, and our officers acting as directors of the District will have fiduciary obligations to those other constituents.  There can be no assurance that all conflicts will be resolved in the best interests of Pure Cycle and its stockholders.  In addition, other landowners coming into the District will be eligible to vote and to serve as directors of the District.  There can be no assurances that our officers and employees will remain as directors of the District or that the actions of a subsequently elected board would not have an adverse impact on our operations.

We are required to maintain stringent water quality standards and are subject to regulatory and environmental risks.

We must provide water that meets all federal and state regulatory water quality standards and operate our water and wastewater facilities in accordance with these standards.  We face contamination and pollution issues regarding our water supplies.  Improved detection technology, increasingly stringent regulatory requirements, and heightened consumer awareness of water quality issues contribute to an environment of increased focus on water quality.  In contrast with other providers in Colorado, we are combining the water delivery and wastewater treatment processes, which may introduce technical treatment issues that make compliance with water quality standards more difficult.  We cannot assure you that we will be able in the future to reduce the amounts of contaminants in our water to acceptable levels.  In addition, the standards that we must meet are constantly changing and becoming more stringent.  For example, in February 2002, the U.S. Environmental Protection Agency lowered the arsenic standard in drinking water from 50 parts per billion to 10 parts per billion.  Future changes in regulations governing the supply of drinking water and treatment of wastewater may have a material adverse impact on our financial results.

We handle certain hazardous materials at our water treatment facilities, primarily sodium hypochlorite.  Any failure of our operation of the facilities in the future, including sewage spills, noncompliance with water quality standards, hazardous materials leaks and spills, and similar events could expose us to environmental liabilities, claims and litigation costs.  We cannot assure you that we will successfully manage these issues, and failure to do so could have a material adverse effect on our future results of operations by increasing our costs for damages and cleanup.

Our contracts for the construction of water and wastewater projects may expose us to certain completion and performance risks.

We intend to rely on independent contractors to construct our water and wastewater facilities.  These construction activities may involve risks, including shortages of materials and labor, work stoppages, labor relations disputes, weather interference, engineering, environmental, permitting or geological problems and unanticipated cost increases.  These issues could give rise to delays, cost overruns or performance deficiencies, or otherwise adversely affect the construction or operation of our water and wastewater delivery systems.

In addition, we may experience quality problems in the construction of our systems and facilities, including equipment failures.  We cannot assure you that we will not face claims from customers or others regarding product quality and installation of equipment placed in service by contractors.

Certain of our contracts may be fixed-price contracts, in which we may bear all or a significant portion of the risk for cost overruns.  Under these fixed-price contracts, contract prices are established in part based on fixed, firm subcontractor quotes on contracts and on cost and scheduling estimates.  These estimates may be based on a number of assumptions, including assumptions about prices and availability of labor, equipment and materials, and other issues.  If these subcontractor quotations or cost estimates prove inaccurate, or if circumstances change, cost overruns may occur, and our financial results would be negatively impacted.  In many cases, the incurrence of these additional costs would not be within our control.

We may have contracts in which we guarantee project completion by a scheduled date.  At times, we may guarantee that the project, when completed, will achieve certain performance standards.  If we fail to complete the project as scheduled, or if we fail to meet guaranteed performance standards, we may be held responsible for cost impacts and/or penalties to the customer resulting from any delay or for the costs to alter the project to achieve the performance standards.  To the extent that these events occur and are not due to circumstances for which the customer accepts responsibility or cannot be mitigated by performance bonds or the provisions of our agreements with contractors, the total costs of the project could exceed our original estimates and our financial results would be negatively impacted.

Our customers may require us to secure performance and completion bonds for certain contracts and projects.  The market environment for surety companies has become more risk averse.  We secure performance and completion bonds for our contracts from these surety companies.  To the extent we are unable to obtain bonds, we may not be awarded new contracts.  We cannot assure you that we can secure performance and completion bonds where required.

We may operate engineering and construction activities for water and wastewater facilities where design, construction or system failures could result in injury to third parties or damage to property.  Any losses that exceed claims against our contractors, the performance bonds and our insurance limits at facilities so managed could result in claims against us.  In addition, if there is a customer dispute regarding performance of our services, the customer may decide to delay or withhold payment to us.

Weaknesses in the Company’s internal controls and procedures could have a material adverse effect on the Company.

Management is responsible for establishing and maintaining adequate internal control over financial reporting.  Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with U.S. generally accepted accounting principles (“GAAP”).  In making its assessment of internal control over financial reporting as of August 31, 2006, management used the criteria described in “Internal Control — Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission.  A material weakness is a control deficiency, or combination of control deficiencies, that results in a more than remote likelihood a material misstatement of the annual or interim financial statements will not be prevented or detected.

Management determined that a material weaknesses in our internal control over financial reporting existed as of August 31, 2006.  See Item 9A — Controls and Procedures — of our Annual Report on Form 10-K, as amended, for the year ended August 31, 2006, for a description of this material weakness.

The material weakness identified resulted in an adverse opinion by our independent registered public accounting firm on the effectiveness of our internal control over financial reporting.

We are developing a remediation plan and intend to implement remediation measures during fiscal 2007, designed to remediate the material weakness in our internal controls by August 31, 2007.  We cannot assure you as to when the remediation plan will be fully implemented, nor can we assure you that additional material weaknesses will not be identified by our management or independent accountants in the future.  In addition, even after the remedial measures are fully implemented, our internal controls may not prevent all potential error and fraud, because any control system, no matter how well designed, can only provide reasonable and not absolute assurance that the objectives of the control system will be achieved.

SELLING STOCKHOLDERS

The common stock registered on behalf of the selling stockholders in the registration statement of which this prospectus is a part consists of the following:

•                  750,000 shares of common stock that have been issued to High Plains A&M, LLC (“HP A&M”) pursuant to the Asset Purchase Agreement dated May 10, 2006 by and between us and HP A&M (the “Arkansas River Agreement”) representing a portion of the purchase price of our Arkansas River water rights and related real property.  In connection with the Arkansas River Agreement, we entered into a Registration Rights Agreement dated August 31, 2006 granting HP A&M the right to include up to 750,000 shares in a registration statement we file, subject to certain conditions.  The 750,000 shares owned by HP A&M are being registered hereunder pursuant to the terms of that Registration Rights Agreement.

•                  242,169 shares of common stock that have been issued to Inco Securities Corporation (“Inco”) pursuant to the Purchase and Sale Agreement dated August 28, 2006 by and between us and Inco in exchange for (1) Inco’s rights to receive $4,698,001 pursuant to the Comprehensive Amendment Agreement No. 1, dated as of April 11, 1996 (the “CAA”), between us and certain investors (including Inco), and (2) the return to us of two Amended Term Notes, due in August 2007, for cancellation.  The Amended Term Notes had principal balances totaling $424,500 and accrued unpaid interest totaling $471,476.  The 242,169 shares owned by Inco are being registered hereunder pursuant to the terms of the Purchase and Sale Agreement.

•                  1,414,528 shares of common stock sold by the issuer to the remaining selling stockholders at fair market value pursuant to stock purchase agreements entered into between 1991 and 1996 and pursuant to the exercise of warrants in 2004, which warrants were issued in connection with loans made to us by the selling stockholders.

The following table sets forth certain information regarding the beneficial ownership of shares of our common stock, as of July 2, 2007, by the selling stockholders.  The information in the table below is based upon information provided to us by the selling stockholders.  The selling stockholders may sell all, some or none of their shares in this offering.  See “Plan of Distribution.” Unless otherwise noted, the person identified possesses sole voting and investment power with respect to the offered shares.

			Ownership After Offering(2)
Name	Number of Shares Beneficially Owned (1)	Number of Shares that May Be Sold	Number Shares	Percent
Apex Investment Fund II, L.P.(3)	677,239	677,239	—	—
Environmental Private Equity Fund II Liquidating Trust(3)	309,371	309,371	—	—
Environmental Venture Fund Liquidating Trust(3)	241,362	241,362	—	—
High Plains A&M, LLC(4)	3,000,000	750,000	2,250,000	12.2%
Inco Securities Corporation(5)	242,169	242,169	—	—
The Productivity Fund II Liquidating Trust(3)	186,556	186,556	—	—
Total	4,656,697	2,406,697	2,250,000

(1)             The shares of common stock considered beneficially owned by the selling stockholders are indicated.

(2)             Assumes the sale of all of the shares offered by the selling stockholder pursuant to this prospectus and the sale of no shares by us.

(3)             The persons who have or share investment and voting control of the shares owned by Apex Investment Fund II, L.P. (“Apex”), after looking through one or more intermediate partnerships are George Middlemas; Paul J. Renze; Stellar Investment Co., an S corporation 100% owned by James A. Johnson; and First Analysis Corporation, a Delaware corporation (“FAC”).  FAC is controlled by its majority stockholder and President, F. Oliver Nicklin, Jr.

                           The persons who have or share investment and voting control of the shares owned by Environmental Private Equity Fund II Liquidating Trust (“EPFund”) after looking through one or more intermediate partnerships are FAC (controlled by F. Oliver Nicklin, Jr.), Bret R. Maxwell, and Mark T. Koulogeorge.

                           FAC (controlled by F. Oliver Nicklin, Jr.) has investment and voting control of the shares owned by Environmental Venture Fund Liquidating Trust (“EVFund”).

                           The persons who have or share investment and voting control of the shares owned by The Productivity Fund II Liquidating Trust (“PFund II”) after looking through one or more intermediate partnerships are FAC (controlled by F. Oliver Nicklin, Jr.) and Bret R. Maxwell.

                           We understand that each of the persons named above as an officer, director, partner or other affiliate of Apex, EPFund, EVFund, and PFund II disclaims beneficial ownership of the shares of common stock described herein.

(4)             The persons who have or share investment and voting control of the shares owned by HP A&M are Mark D. Campbell, H. Hunter White and M. Walker Baus.

(5)             Inco is a Delaware corporation and an indirect wholly-owned subsidiary of CVRD Inco Limited, a corporation organized under the laws of Canada.  CVRD Inco Limited is a wholly-owned subsidiary of Companhia Vale do Rio Doce (“CVRD”), a corporation organized under the laws of Brazil.  CVRD shares are traded on the Sao Paulo Stock Exchange, the New York Stock Exchange and the Madrid Stock Exchange-Latibex.  CVRD has ultimate investment and voting control of the shares owned by Inco.

Except as described below, none of the selling stockholders has, or has had within the last three years, any position, office or material relationship with us.

As a result of the Arkansas River Agreement, HP A&M owns 16.3% of our common stock.  The members and managers of HP A&M, namely Mark D. Campbell, H. Hunter White and M. Walker Baus, are also deemed indirectly to own 16.3% of our common stock.  In addition, Mr. Campbell was appointed to our board of directors on August 31, 2006 pursuant to the terms of the Arkansas River Agreement.  As of the date of this filing, HP A&M (and indirectly its members) is entitled to receive 10% of our tap fees received on the sale of the next 38,965 water taps.  HP A&M is also entitled to the lease income from the real property we purchased pursuant to that agreement until August 31, 2011.  As of May 31, 2007, we have estimated the value of the Tap Participation Fees payable to HP A&M at approximately

$48.2 million (which includes imputed interest of approximately $3.5 million) based on a discounted cash flow valuation analysis.  HP A&M and its members had no affiliation with us prior to the closing of the Arkansas River Agreement.

Apex is controlled by several general partners including George Middlemas, a Pure Cycle director.

EPFund was a party to a voting agreement, which obligated Margaret Hansson and Fletcher Byrom (both retired directors), TPC Ventures, LLC (as transferee of shares owned by former director Thomas Clark), Apex, EVFund, and PFund II to vote all of their shares of common stock in favor of a director candidate designated by EPFund.  The EPFund director candidate was George Middlemas.  The voting agreement is no longer in effect.

Each of the selling stockholders or their affiliates, other than HP A&M, have at various dates prior to 1996 made an investment in Pure Cycle which resulted in the selling stockholder being entitled to a contingent return on such selling stockholder’s investment from the proceeds of the sale of Export Water pursuant to our CAA.  Inco sold all such rights to us as of August 28, 2006.

USE OF PROCEEDS

Unless a prospectus supplement indicates otherwise, the net proceeds we receive from the sale of the offered shares will be used to pay outstanding indebtedness, for water system expenditures, and for working capital and other general corporate purposes, including acquisitions.

We will not receive any of the proceeds from the sale of the offered shares by the selling stockholders.

PLAN OF DISTRIBUTION

We and the selling stockholders and their successors (which includes their pledgees, donees, partnership distributees and other transferees receiving the offered shares in non-sale transfers) may sell the offered shares directly to purchasers or through underwriters, broker-dealers or agents.  Underwriters, broker-dealers or agents may receive compensation in the form of discounts, concessions or commissions from us, the selling stockholders or the purchasers.

The offered shares may be sold in one or more transactions:

•                  at fixed prices;

•                  at prevailing market prices at the time of sale;

•                  at varying prices determined at the time of sale; or

•                  at negotiated prices.

These sales may be effected in transactions, which may involve crosses or block transactions, in the following manner:

•                  on any national securities exchange or quotation service on which our common stock may be listed or quoted at the time of sale;

•                  in the over-the-counter market;

•                  in transactions other than on these exchanges or services or in the over-the-counter market;

•                  through the writing and exercise of options and warrants, whether these options and warrants are listed on an option or warrant exchange or otherwise; or

•                  through the settlement of short sales.

In addition, any securities covered by this prospectus that qualify for sale pursuant to Rule 144 or Rule 144A under the Securities Act may be sold under Rule 144 or Rule 144A rather than pursuant to this prospectus.

We and/or the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the offered shares and deliver these shares to close out short positions or loan or pledge the underlying shares to broker-dealers that in turn may sell these shares.

The selling stockholders may also sell shares of common stock short and deliver shares of common stock covered by this prospectus to close out short positions, provided that the short sale is made after the registration statement is declared effective.

The selling stockholders may pledge or grant a security interest in some or all of the shares of common stock owned by it and, if it defaults in the performance of its secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time pursuant to this prospectus.  The selling stockholders also may transfer or donate the shares of common stock in other circumstances, in which case the transferees, donees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

The aggregate proceeds to us or the selling stockholders, as applicable, from the sale of the offered shares will be the purchase price of the shares less any discounts and commissions.  We will not receive any of the proceeds from the sale of the offered shares by the selling stockholders.

The shares will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws.  In addition, in certain states, the shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

The selling stockholders and any underwriters, broker-dealers or agents that participate in the sale of the offered shares may be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act of 1933 (the “Securities Act”).  Any commissions paid, or discounts or concessions allowed, to any broker-dealer in connection with any distribution of the offered shares may be deemed to be underwriting discounts and commissions under the Securities Act.  At the time a particular offering of the shares is made, a prospectus supplement, if required, will be distributed which will set forth the aggregate number of shares of common stock being offered and the terms of the offering, including the name or names of any broker-dealers or agents, any discounts, commissions and other terms constituting compensation from us or the selling stockholders and any discounts or commissions allowed or paid to broker-dealers.

Underwriters and agents may be entitled to indemnification by us or the selling stockholders against some civil liabilities, including liabilities under the Securities Act, or to contributions with respect to payments which the underwriters or agents may be required to make relating to these liabilities.  Underwriters and agents may be customers of, engage in transactions with, or perform services for, us or the selling stockholders in the ordinary course of business.

Each selling stockholder has represented to us that at the time of receipt of its shares and at the time of filing the registration statement with the SEC, such selling stockholder had no agreements or understandings, directly or indirectly, with any person to distribute the shares.

There can be no assurance that we or the selling stockholders will sell any or all of the shares of common stock registered pursuant to the registration statement of which this prospectus is a part.

If the selling stockholders use this prospectus for any sale of the common stock, they will be subject to the prospectus delivery requirements of the Securities Act, and they will be responsible for complying with applicable provisions of the Securities Act and the Securities and Exchange Act of 1934 (the “Exchange Act”) and the rules and regulations promulgated thereunder, including Regulation M.

The selling stockholders will pay all underwriting discounts and selling commissions, if any, associated with the sale of their shares.  We will pay all of the other expenses related to the registration, offering, and sale of shares on behalf of all of the selling stockholders, other than HP A&M.  With respect to the shares registered on behalf of HP A&M, we and HP A&M have agreed to bear all expenses incurred pursuant to this registration statement (excluding attorneys’ fees and disbursements) on a pro rata basis based on the number of shares offered by each party in the registration.  For purposes of computing HP A&M’s pro rata portion, all shares registered on behalf of the other selling stockholders are deemed shares offered by us.  Each of HP A&M and us is responsible for our own attorneys’ fees and disbursements.  We have also agreed to indemnify Inco and HP A&M against some specified liabilities, including some that may arise under the Securities Act.

We have agreed to keep the registration statement, of which this prospectus is a part, effective for Inco until the earlier of (i) the second anniversary of the effective date of the registration statement or (ii) the date on which all of the shares owned by Inco have been sold or otherwise transferred.  We have agreed to keep the registration statement, of which this prospectus is a part, effective for HP A&M until the earlier of (i) the date as of which the shares owned by HP A&M may be transferred under Rule 144(k) of the Securities Act or (ii) all of the shares registered hereunder for HP A&M have been sold or otherwise transferred (except transfers to certain permitted assignees under the Registration Rights Agreement).  We intend to keep this prospectus effective until we have fulfilled our obligations to the selling stockholders or we have sold all the shares of common stock registered on our behalf hereunder, whichever is later.

LEGAL MATTERS

The validity of the securities offered by this prospectus will be passed upon by Davis Graham & Stubbs LLP, Denver, Colorado.

EXPERTS

Our audited financial statements as of August 31, 2006 and 2005 and for the years ended August 31, 2006 and 2005 and management’s report on the effectiveness of internal control over financial reporting included in our Annual Report on Form 10-K, as amended on Form 10-K/A-1 and Form 10-K/A-2, incorporated by reference herein (which reports (1) express an unqualified opinion on the financial statements and include an explanatory paragraph referring to the restatement of our 2006 financial statements and change in accounting for stock-based compensation expense in 2006, (2) express an unqualified opinion on management’s assessment regarding the effectiveness of internal control over financial reporting, and (3) express an adverse opinion on the effectiveness of internal control over financial reporting), have been audited by Anton Collins Mitchell LLP, an independent registered public accounting firm, to the extent and for the period set forth in its reports, and are incorporated herein in reliance upon such reports given upon the authority of that firm as experts in accounting and auditing.

The statements of operations, stockholders’ equity and comprehensive loss, and cash flows of Pure Cycle Corporation for the year ended August 31, 2004, have been incorporated by reference herein in reliance upon the report of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the SEC.  You may read and copy any of these documents at the SEC’s public reference room at 100 F Street N.E., Room 1580, Washington, D.C. 20549.  Please call the SEC at 1-800-SEC-0330 for further information on the public reference room.  Our SEC filings are also available to the public at the SEC’s website at http://www.sec.gov.

The SEC allows us to “incorporate by reference” the information we file with the SEC, which means that we can disclose important information to you by referring you to those documents.  The information incorporated by reference is considered part of this prospectus, and information that we file later with the SEC will automatically update and supersede, as applicable, the information in this prospectus.

The following documents, which were previously filed with the SEC pursuant to the Exchange Act, are hereby incorporated by reference:

•                  our Annual Report on Form 10-K, as amended on Form 10-K/A-1 and Form 10-K/A-2, for the year ended August 31, 2006;

•                  our Quarterly Report on Form 10-Q, as amended on Form 10-Q/A-1, for the quarter ended November 30, 2006;

•                  our Quarterly Report on Form 10-Q for the quarter ended February 28, 2007;

•                  our Quarterly Report on Form 10-Q for the quarter ended May 31, 2007;

•                  our Current Reports on Form 8-K filed on the following dates:

September 1, 2006 (2 reports)
November 21, 2006
December 18, 2006
January 16, 2007

•                  the description of our common stock contained in  our Registration Statement on form SB-2 (SEC File No. 333-114568) filed with the SEC on April 19, 2004.

All reports and other documents filed by us pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this prospectus and prior to the termination of this offering shall be deemed to be incorporated by reference into this prospectus and shall be a part hereof from the date of filing of such reports and documents.

Any statement contained in a document incorporated or deemed to be incorporated by reference in this prospectus shall be deemed modified, superseded or replaced for purposes of this prospectus to the extent that a statement contained in this prospectus, or in any subsequently filed document that also is deemed to be incorporated by reference in this prospectus, modifies, supersedes or replaces such statement.  Any statement so modified, superseded or replaced shall not be deemed, except as so modified, superseded or replaced, to constitute a part of this prospectus.  Subject to the foregoing, all information appearing in this prospectus is qualified in its entirety by the information appearing in the documents incorporated by reference.

Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete, and in each instance we refer you to the copy of the contract or document filed as an exhibit to the registration statement or the documents incorporated by reference in this prospectus, each such statement being qualified in all respects by such reference.

You may receive a copy of any of these filings, at no cost, by writing, calling, or emailing Pure Cycle Corporation at 8451 Delaware St., Thornton, Colorado 80260, telephone: 303-292-3456, email: info@purecyclewater.com, and directed to the attention of Mark Harding, our President and CFO.

You should rely only on the information incorporated by reference or provided in this prospectus or any supplement to this prospectus.  We and the selling stockholders have not authorized anyone to provide you with different information.  Neither we nor the selling stockholders are making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted or to any person to whom an offer or sale is not permitted.  You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of this prospectus.

PURE CYCLE CORPORATION

COMMON STOCK

PROSPECTUS